SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

February 26, 2008

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Tradings.net, Inc.
Form 1-A Regulation A Offering Statement

Dear Ms. McGuirk:

Enclosed herewith please find seven clean copies of the amended Regulation A Offering Statement on Form 1-A for Tradings.net, Inc., which now includes Exhibit 4.1. Also enclosed are two redlined copies, marked to reflect the revisions made.

Please distribute copies to the appropriate parties.

If you have any questions or comments, please contact the undersigned at (212) 930-9700. Thank you for your assistance with this matter.

Very truly yours,

Yoel Goldfeder

SRFF

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com